MANAGEMENT DISCUSSION AND ANALYSIS FOR THE PERIOD
ENDING SEPTEMBER 30, 2012

1.1 Date
The following management discussion and analysis (MD&A) for Hard Creek Nickel Corporation (the “Company”) is for the quarter ending September 30, 2012 and includes information up to November 6, 2012 (the “Report Date”). The MD&A should be read in conjunction with the Company’s audited consolidated financial statements and related notes to the financial statements for the period ended December 31, 2011, and the Company's unaudited interim consolidated financial statements for the period ending September 30, 2012. All amounts are expressed in Canadian dollars unless otherwise stated.

Forward-Looking Statements And Risks Notice
This MD&A is a review of the Company’s operations and financial position as at and for the quarter ending September 30, 2012, and plans for the future based on facts and circumstances as of November 6, 2012. Except for statements of historical fact relating to the Company, including our 100% interest in the Turnagain Property, certain information contained herein constitutes forward-looking statements. When we discuss: mine plans; our costs and timing of current and proposed exploration; development; production and marketing; capital expenditures; cashflow; working capital requirements; and the requirement for additional capital; operations; revenue; margins and earnings; future prices of nickel and cobalt; foreign currency exchange rates; future accounting changes; or other things that have not yet happened in this review we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this review as forward-looking information. The forward-looking information in this review typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, estimate, budget, scheduled, believe, may, could, would, might, and will. We can give no assurance that the forward-looking information will prove to be accurate. It is based on a number of assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s operations, no material adverse change in the market price of commodities and exchange rates and such other assumptions and factors as set out herein. It is also subject to risks associated with our business, including but not limited to: risks inherent in the mining and metals business; commodity price fluctuations and hedging; competition for mining properties; sale of products and future market access; mineral reserves and recovery estimates; currency fluctuations; interest rate risk; financing risk; environmental risk; legal proceedings; and other risks that are set out in our annual information form and below. If our assumptions prove to be incorrect or risks materialize, our actual results and events may vary materially from what we currently expect as set out in this review. We recommend that you review our annual information form and this Management’s Discussion and Analysis, which include a discussion of material risks that could cause actual results to differ materially from our current expectations. Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

1.2 Overall Performance
The Company has a 100% interest in the Turnagain Nickel property located in the Liard Mining Division in northern British Columbia, approximately 70 km east of Dease Lake. The 65 claims that comprise the Turnagain property are contiguous, and as of the date of this report, cover an area of approximately 33,220 hectares. All of the property claims have had assessment work applied to them to keep them in good standing until at least Sep. 20, 2018.

During the first nine months of 2012, the Company focused on finding a partner to take the Turnagain Ni project to the feasibility level, reviewed possible opportunities for reducing the overall project capital costs, identified a PGE exploration program on the Turnagain property and conducted an initial field assessment of a newly staked property during the 2012 field season. A detailed review of the metallurgical status of the project has been completed with recommendations provided which identify the work required in this area to take the metallurgy to a feasibility level.

The Company also has a 100% interest in a number of other mineral properties in British Columbia including the Eagle Lime, Wheaton Lime, Sawtooth, Sabu, Plateau, Victor, Hoo Doo, Ringo, West Tuya, Tuya North, Opal Lake and Nickel Valley properties.

In October 2010, the Company acquired by staking, the Eagle Lime property, consisting of a single claim. The property is located west of the Turnagain property and covers part of the older Lime 2 claim previously owned by the Company. There was no work completed on this property during the nine months ending September 2012 (September 2011 - $Nil). These claims expired on October 2, 2012, and were not renewed.

In July 2009, the Company acquired, by staking, the Dease Lime property, consisting of three claims, located 15 km east of the town of Dease Lake. These claims were in good standing until March 1, 2012 and were not renewed on due date.

In November 2009, the Company acquired, by map staking, the Wheaton Lime property, consisting of four claims, located 22 km southwest of the Turnagain property. There was no work completed on this property during the nine months ending September 2012 (September 2011 - $Nil). Half of the property was not renewed on October 1, 2012 and the remainder is in good standing until October 1, 2013.

In October 2011, the Company acquired, by map staking, the Sawtooth and Sabu properties, located 120 km northeast of Smithers, British Columbia. There was no work completed on this property during the nine months ending September 2012 (September 2011 - $Nil). These claims expired on October 20, 2012 and were not renewed.

In May 2011, the Company acquired, by staking, the Lenore property, consisting of a single claim, located 30 km south of the town of Dease Lake. Preliminary reconnaissance prospecting was carried out in July 2011 on this property. The Company no longer owns the Lenore property as it was traded for a single claim called the Opal Lake claim on March 21, 2012. The Opal Lake claim is included as part of the Plateau property listed below.

In February and March 2012, the Company acquired, by map staking, several other properties in northern British Columbia including the Plateau (28 units covering 10,374 ha), Victor (7 units covering 2,608 ha), Hoo Doo (1 unit covering 195 ha), Opal Lake (1unit covering 67 ha), Ringo (2 units covering 626 ha), West Tuya (20 units covering 7,740 ha), Tuya North (5 units covering 1,753 ha) and the Nickel Valley (5 units covering 1476 ha). An initial field assessment of the Opal Lake property was carried out during the 2012 field season. During the nine months ending September 30, 2012, the Company spent $19,221 (September 2011 - $Nil).

The Company relies on equity financings to fund its operations. During nine months ended September 30, 2012, the Company issued an aggregate of 3,043,333 common shares from a private placement for net cash proceeds of $538,800. At September 30, 2012, the Company’s working capital was $72,145.

1.3 Selected Annual Information

	Dec 31 2009 CDN GAAP	Dec 31 2010 IFRS	Dec 31 2011 IFRS
Total Revenues	0	0	0
Income (Loss)[1] before other income & taxes	(1,238,438)	(1,417,602)	(1,630,631)
Net Income (Loss)	(1,477,538)[2]	(1,220,100)[3]	(1,630,653)[4]
Net Income (Loss) per share	($0.02)	($0.02)	($0.02)
Total Assets	30,920,228	34,042,450	33,254,766
Total Liabilities	1,104,730	728,907	636,628
Resource Properties written-down or written off in year	6,527	-	-

1 The Company is an exploration company, and unless otherwise noted, the Loss for the year represents the general and administrative expenses, which include the estimated fair value of the stock options granted by the Company.
2 The Net loss in 2009 differs from the Loss due to a future income tax recovery and interest income.
3 The Net loss in 2010 differs from the Loss due to a write-down of equipment, future income tax recovery and interest income.
4 The Net loss in 2011 differs from the Loss due to a deferred income tax expense and interest income.

1.4 Results from Operations

General and Administrative - During three months ended September 30, 2012 ("Q3 2012"), the Company incurred a net loss of $129,260 ($0.00 per share) compared to a net loss of $192,663 ($0.00 per share) in the quarter ending September 2011. The administrative expenses for Q3 2012 were $129,938, down from $196,546 from the same period of 2011. Total administrative expenses includes two non-cash expenses, the first non-cash expense is amortization which charges the cost of equipment against earnings over its useful life, these amounts were $2,724 and $3,812 in Q3 2012 and Q3 2011, respectively. The second non-cash expense is stock-based compensation to recognize the fair value of stock options granted and vested; these amounts were $Nil in Q3 2012 and $(5,428) in Q3 2011. Excluding these items, the Q3 2012 administrative expenses were $127,214 down from $198,162 in Q3 2011. This reduction of $70,948 or 36% is primarily from four areas of expense. Investor relations expenses in Q3 2012 were $8,220 (Q3 2011: $35,604), a decrease of $27,384 or 77% due primarily from the Company’s decision to reduce non-essential expenditures in efforts to conserve its cash. Management fees in Q3 2012 were $53,500 down by $12,500 or 19% (Q3 2011: $66,000) as a result in voluntary cuts in salary. Office and general expenses in Q3 2012 were $55,037 down by $12,134 or 18% (Q3 2011: $67,171) as a result of the reduction in non essential overhead. Travel and promotion expenses in Q3 2012 were $11 (Q3 2011: $12,043), a decrease of $12,032 or 99% primarily from reduction in non-essential travel. In general, there were no other areas in Q3 2012 with significant increases or decreases compared to the quarter ending September 2011. Excluding amortization and stock based compensation, the total general and administrative expenses for Q3 2012 were approximately $42,400 per month compared to $66,100 per month in Q3 2011. During Q3 2012, the Company earned $678 from interest income (Q3 2011: $3,883).

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Exploration - During the three months ended September 30, 2012, the Company incurred exploration expenses of $74,639 on the Turnagain property (Q3 2011: $633,501). This $558,862 reduction of exploration expenses was primarily the result of Company’s decision to cut non-essential expenditures in efforts to conserve cash. The exploration expenses for Q3 2012 were approximately $24,900 per month compared to $211,200 per month in Q3 2011.

1.5 Summary of Quarterly Results - see attached table on page 8.

1.6 Liquidity and 1.7 Capital Resources

At September 30, 2012, the Company had working capital of $72,145 compared to working capital of $915,326 as at September 30, 2011. Accounts payable and accrued liabilities at September 30, 2012 were $207,338. Since the Company is focused on finding a partner to take the project to the feasibility level and funding a PGE exploration program for the 2012 field season, existing cash is segregated for essential expenditures and services only. As of the date of this report, the Company does not have sufficient funds for general corporate purposes for the fiscal year ending December 31, 2012 and will need to raise additional funds through further equity issuances or loans.

1.8 Off Balance sheet arrangements – N/A

1.9 Transactions with Related Parties

During the three months ended September 30, 2012, the Company incurred and paid $68,000 in salaries, fees, and stock option awards with directors, officers, senior executives or companies controlled by them. Excluding stock-based compensation, the amount for Q3 2012 was $68,000 as compared to $134,800 for Q3 2011, a decrease of $66,800 or 50% primarily from the $31,300 reduction in metallurgical consulting fees and mine development consulting fees from two non-independent directors previously incurred in Q3 2011, and $12,500 in voluntary cuts in salary by management and a reduction of $23,000 paid to one senior executive for project management, infrastructure and socio-economic project development for the Turnagain property. These services were billed to the Company at standard industry rates. Management fees aggregating $53,500 were paid during the quarter to the President, Chief Financial Officer and the Corporate Secretary which were $12,500 less than fees charged for Q3 2011. During the three months ended September 30, 2012, the Company incurred $Nil in director fees (Q3 2011: $6,000).

In July 2012, the Company President loaned the Company $175,000 for working capital purposes, the loan is unsecured and pays interest at 10% compounded semi-annually. Repayment of the loan and accrued interest is two years from the date of the original loan. As of September 30, 2012, there was $3,980 in accrued interest owing.

1.10 Fourth Quarter - N/A

1.11 Proposed Transactions

In October 2012, the Company announced a non-brokered private placement for up to 10,000,000 units at a price of $0.06 per unit for gross proceeds of $600,000. Each unit consists of one common share and one share purchase warrant exercisable into one common share at $0.08 per share for a period of three years.

1.12 Critical Accounting Estimates

As at September 30, 2012, the Company’s financial statements reflect “Exploration and evaluation assets” with a balance of $32,533,025. The recoverability of this amount is dependent upon the discovery of economically recoverable reserves, and the ability to attain future profitable production from those reserves, or from their successful disposition. The Company has not determined if its properties contain ore reserves that are economically recoverable.

1.13 Changes in Accounting Policies Including Initial Adoption

Adoption of International Financial Reporting Standards

Effective January 1, 2011 the Company replaced Canadian generally accepted accounting principles (“GAAP”) with International Financial Reporting Standards (“IFRS”).

Accounting standards issued but not yet effective:

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. This new standard is effective for annual periods beginning on or after January 1, 2013.

New standard IFRS 10 “Consolidated Financial Statements” and IFRS 12 “Disclosure of Interests in Other Entities”

These new standards are replacements of IAS 27 “Consolidated and Separate Financial Statements” and SIC -12 “Consolidation – Special Purpose Entities”. These new standards are effective for annual periods beginning on or after January 1, 2013.

The Company has not early adopted these revised standards and is currently assessing the impact that these standards will have on the consolidated financial statements.

1.14 Financial Instruments and other Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows.

Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada. As all of the Company’s cash and cash equivalents are held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company is not exposed to credit risk on mineral tax credit receivable, as these are due from the Government of Canada.

Significant areas requiring the use of management estimates include the determination of qualifying expenditures for refundable and non-refundable mining tax credits and the timing of receipt of refundable mining tax credits. Changes in interpretation of the relevant legislation and rules governing these mining tax credits may result in adjustments to the credits recorded in the statements as well as the timing of receipt of these mining tax credits.

Currency Risk
The Company mainly operates in Canada and is therefore not exposed to significant foreign exchange risk arising from transactions denominated in a foreign currency.

Liquidity Risk
Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and banking facilities.

Market Risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Foreign currency exchange rate risk and commodity price risk
Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Commodity price risk is the risk that market values and future incomes will fluctuate because of changes in commodity prices. The Company does not have any direct exposure to foreign currency exchange rate risk but is subject to commodity price risk. The Company had no forward exchange rate contracts or commodity price contracts in place as at or during the three and nine months ended September 30, 2012 and year ended December 31, 2011.

Interest rate risk
Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As at September 30, 2012 and December 31, 2011, the Company did not have any significant interest rate risk.

The Company had no interest rate swap or financial contracts in place as at September 30, 2012 and December 31, 2011.

1.15 Other

Capital Management

The Company identifies capital as share capital, cash and cash equivalents and receivables that are expected to be realized in cash. The Company raises capital through private and public share offerings and related party loans and advances. Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management. All sources of financing and major expenditures are analyzed by management and approved by the board of directors.

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral property interests

The Company is meeting its objective of managing capital through detailed review and due diligence on all potential acquisitions, preparing short-term and long-term cash flow analysis to maintain sufficient resources.

The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditure and the scope of operations during periods of commodity pricing decline and economic downturn.

There are no externally imposed capital restrictions and no changes in approach.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide assurance that all relevant information is gathered and reported to the senior management, which includes the Company’s President and its Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As of September 30, 2012, the President and the Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s President and the Chief Financial Officer are responsible for establishing and maintaining the Company’s internal controls over financial reporting in accordance with National Instrument 52-109. These internal controls over financial reporting were effective as at September 30, 2012. There have been no changes in these controls during the third quarter of 2012 which have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

(a) additional information on the Company may be found on SEDAR at www.sedar.com, and on the Company’s website at www.HardCreekNickel.com

(b) at September 30, 2012, the Company had 80,373,493 shares issued. The Company had 5,492,000 stock options outstanding, with exercise prices ranging from $0.30 to $1.00, a weighted average exercise price of $0.45 and a weighted average life of 2.39 years. In addition, 8,556,333 warrants were outstanding, with a weighted average exercise price of $0.30 and a weighted average life of 0.63 years.

Summary of Share data at September 30, 2012
		Weighted Average
		Price	Life in Years
Issued shares	80,373,493
Options	5,492,000	$0.45	2.39
Warrants	8,556,333	$0.30	0.63
Fully Diluted	94,421,826

Summary of Share data at November 6, 2012
		Weighted Average
		Price	Life in Years
Issued shares	80,373,493
Options	5,492,000	$0.45	2.28
Warrants	8,556,333	$0.30	0.53
Fully Diluted	94,421,826

1.5 SUMMARY OF QUARTERLY RESULTS

	Q4 2010 CDN GAAP	Q1 2011 IFRS	Q2 2011 IFRS	Q3 2011 IFRS	Q4 2011 IFRS	Q1 2012 IFRS	Q2 2012 IFRS	Q3 2012 IFRS
Total Revenues	0	0	0	0	0	0	0	0
Income (loss)	(462,386)	(623,061)	(544,588)	(192,663)	(270,319)	(238,029)	(191,891)	(129,260)
Net Income (loss)	(264,304) [5]	(623,061)	(544,588)	(192,663)	(270,341)[6]	(238,029)	(191,891)	(129,260)
Basic & diluted earnings (loss) per share	(.01)	(.01)	(.01)	(.00)	(.00)	(.00)	(.00)	(.00)
Exploration and evaluation assets – British Columbia properties	520,184	414,710	545,818	633,501	326,669	139,212	175,000	74,639

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5 The Net Income in the fourth quarter of 2010 reflects a year end adjustment of $198,082 to reflect future income tax recovery.
6 The Net Income in the fourth quarter of 2011 reflects a year end adjustment of $22 to reflect deferred income tax expense.